Exhibit 99.2
Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
MakeMyTrip Limited:

We have audited the accompanying consolidated statements of financial position of MakeMyTrip Limited and its subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of comprehensive income (loss), changes in equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG

Gurgaon, India
May 11, 2011

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at March 31
	Note	2010	2011
		(in USD)

Assets
Property, plant and equipment	13	3,748,180	3,762,598
Intangible assets	14	2,024,059	2,796,840
Trade and other receivables, net	16	413,488	600,067
Term deposits	18	1,295,489	706,873
Other non-current assets	20	124,126	219,021
Deferred tax assets	15	—	2,924,308

Total non-current assets		7,605,342	11,009,707
Current tax assets		942,543	3,855,431
Trade and other receivables, net	16	12,036,039	12,257,102
Term deposits	18	13,175,915	16,235,047
Other current assets	19	7,532,087	17,852,029
Cash and cash equivalents	17	9,341,526	51,730,321

Total current assets		43,028,110	101,929,930

Total assets		50,633,452	112,939,637

Equity (Deficit)
Share capital	21	8,767	17,546
Share premium	21	11,356,522	111,541,661
Accumulated deficit		(42,510,416)	(38,024,060)
Share based payment reserve		7,061,910	3,914,844
Foreign currency translation reserve	21	(872,218)	(1,174,111)

Total equity (deficit) attributable to equity holders of the Company		(24,955,435)	76,275,880
Non-controlling interest	22	4,390	—

Total equity (deficit)		(24,951,045)	76,275,880

Liabilities
Loans and borrowings	24	132,103	148,923
Employee benefits	27	437,444	667,050
Deferred income	30	1,852,679	—
Derivatives instruments		48,382	—
Other non-current liabilities	26	447,295	503,320

Total non-current liabilities		2,917,903	1,319,293
Bank overdraft	17	3,996,066	3,855,977
Loans and borrowings	24	40,834,795	60,634
Trade and other payables	29	26,467,047	29,694,702
Deferred income	30	814,516	26,533
Other current liabilities	25	554,170	1,706,618

Total current liabilities		72,666,594	35,344,464

Total liabilities		75,584,497	36,663,757

Total equity and liabilities		50,633,452	112,939,637

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the Year Ended March 31
	Note	2009	2010	2011
		(in USD)

Revenue
Air ticketing		19,225,095	32,119,488	47,622,719
Hotels and packages		48,622,765	50,287,896	74,557,976
Other revenue	7	703,841	1,152,822	2,540,692

Total revenue		68,551,701	83,560,206	124,721,387
Service cost
Procurement cost of hotel and packages services		43,069,188	42,292,226	63,650,910
Purchase of air tickets coupon		491,780	985,482	—
Personnel expenses	8	9,679,770	16,562,034	14,399,040
Other operating expenses	9	24,369,906	28,160,506	40,698,895
Depreciation and amortization	10	1,558,687	1,569,747	1,910,637

Result from operating activities		(10,617,630)	(6,009,789)	4,061,905
Finance income	11	6,293,731	1,874,177	1,601,750
Finance costs	11	3,049,608	2,062,947	3,525,685

Net finance income (costs)		3,244,123	(188,770)	(1,923,935)

Profit (Loss) before tax		(7,373,507)	(6,198,559)	2,137,970
Income tax benefit (expense)	12	25,291	(8,428)	2,691,721

Profit (Loss) for the year		(7,348,216)	(6,206,987)	4,829,691
Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	11	(3,122,321)	1,651,468	(301,952)
Defined benefit plan actuarial losses		89,624	(14,431)	(73,356)
Income tax benefit (expense) on other comprehensive income (loss)		(30,463)	5,590	24,514

Other comprehensive income (loss) for the year, net of tax		(3,063,160)	1,642,627	(350,794)

Total comprehensive income (loss) for the year		(10,411,376)	(4,564,360)	4,478,897

Profit (Loss) attributable to:
Owners of the Company		(7,346,033)	(6,206,239)	4,827,471
Non-controlling interest		(2,183)	(748)	2,220

Profit (Loss) for the year		(7,348,216)	(6,206,987)	4,829,691

Total comprehensive income (loss) attributable to:
Owners of the Company		(10,408,580)	(4,563,894)	4,476,742
Non-controlling interest		(2,796)	(466)	2,155

Total comprehensive income (loss) for the year		(10,411,376)	(4,564,360)	4,478,897

Earnings (Loss) per share
Basic	23	(0.42)	(0.35)	0.17
Diluted	23	(0.55)	(0.35)	0.15
Pro forma earnings (loss) per share (unaudited)
Basic	23	(0.38)	(0.18)	0.16
Diluted	23	(0.38)	(0.18)	0.15

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		controlling	Total
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	Deficit
	(in USD)

Balance as at April 1, 2008	8,714	10,816,307	(29,008,454)	340,495	598,294	(17,244,644)	3,140	(17,241,504)
Total comprehensive income (loss) for the year
Loss for the year	—	—	(7,346,033)	—	—	(7,346,033)	(2,183)	(7,348,216)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(3,121,696)	(3,121,696)	(625)	(3,122,321)
Defined benefit plan actuarial gains (losses), net of tax	—	—	59,149	—	—	59,149	12	59,161

Total other comprehensive income (loss)	—	—	59,149	—	(3,121,696)	(3,062,547)	(613)	(3,063,160)

Total comprehensive income (loss) for the year	—	—	(7,286,884)	—	(3,121,696)	(10,408,580)	(2,796)	(10,411,376)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	415,704	—	415,704	—	415,704

Total contributions by owners	—	—	—	415,704	—	415,704	—	415,704

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	3,717	3,717

Total contributions by non-owners	—	—	—	—	—	—	3,717	3,717

Balance as at March 31, 2009	8,714	10,816,307	(36,295,338)	756,199	(2,523,402)	(27,237,520)	4,061	(27,233,459)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		controlling	Total
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	Deficit
	(in USD)

Balance as at April 1, 2009	8,714	10,816,307	(36,295,338)	756,199	(2,523,402)	(27,237,520)	4,061	(27,233,459)
Total comprehensive income (loss) for the year
Loss for the year	—	—	(6,206,239)	—	—	(6,206,239)	(748)	(6,206,987)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	1,651,184	1,651,184	284	1,651,468
Defined benefit plan actuarial gains (losses), net of tax	—	—	(8,839)	—	—	(8,839)	(2)	(8,841)

Total other comprehensive income (loss)	—	—	(8,839)	—	1,651,184	1,642,345	282	1,642,627

Total comprehensive income (loss) for the year	—	—	(6,215,078)	—	1,651,184	(4,563,894)	(466)	(4,564,360)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	6,771,376	—	6,771,376	—	6,771,376
Issue of ordinary shares on exercise of share options	53	540,215	—	(465,665)	—	74,603	—	74,603
Total contributions by owners	53	540,215	—	6,305,711	—	6,845,979	—	6,845,979

Transactions with non-owners, recorded directly in equity
Contributions by non-owners
Issue of ordinary shares by a subsidiary on exercise of share options	—	—	—	—	—	—	795	795

Total contributions by non-owners	—	—	—	—	—	—	795	795

Balance as at March 31, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) — (Continued)

	Attributable to Equity Holders of the Company
					Foreign
				Share Based	Currency		Non-
	Share	Share	Accumulated	Payment	Translation		controlling	Total Equity
	Capital	Premium	Deficit	Reserve	Reserve	Total	Interest	(Deficit)
	(in USD)

Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the year
Profit for the year	—	—	4,827,471	—	—	4,827,471	2,220	4,829,691
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(301,893)	(301,893)	(59)	(301,952)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(48,836)	—	—	(48,836)	(6)	(48,842)

Total other comprehensive income (loss)	—	—	(48,836)	—	(301,893)	(350,729)	(65)	(350,794)

Total comprehensive income (loss) for the year	—	—	4,778,635	—	(301,893)	4,476,742	2,155	4,478,897

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	527,285	—	527,285	—	527,285
Issue of ordinary shares on exercise of share options	540	4,965,951	—	(3,648,035)	—	1,318,456	—	1,318,456
Transfer to accumulated deficit on expiry of share options	—	—	26,316	(26,316)	—	—	—	—
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,779	100,185,139	26,316	(3,147,066)	—	97,073,168	—	97,073,168

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,779	100,185,139	(292,279)	(3,147,066)	—	96,754,573	(6,545)	96,748,028

Balance as at March 31, 2011	17,546	111,541,661	(38,024,060)	3,914,844	(1,174,111)	76,275,880	—	76,275,880

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended March 31
	2009	2010	2011
	(in USD)

Cash flows from operating activities
Profit (Loss) for the year	(7,348,216)	(6,206,987)	4,829,691
Adjustments for:
Depreciation	925,612	908,844	1,114,958
Amortisation of intangible assets	633,075	660,903	795,679
Loss on disposal of intangible assets	5,087	—	2,930
Net loss on disposal of property, plant and equipment	232,445	25,501	80,563
Net finance (income) costs	(3,244,123)	188,770	1,923,935
Share based payment	415,704	6,771,376	527,285
Income tax expense (benefit)	5,172	2,838	(2,691,721)
Change in inventories	(849,207)	820,830	—
Change in trade and other receivables	2,357,064	(5,441,867)	(2,286,381)
Change in other current assets	(1,443,180)	(3,062,608)	(10,253,524)
Change in trade and other payables	3,863,901	10,642,283	4,018,445
Change in employee benefits	11,053	98,692	180,601
Change in deferred income	1,382,096	(622,769)	(2,595,886)
Change in other non-current assets	17,167	49,375	(94,512)
Change in other current liabilities	78,603	192,135	1,142,508
Change in other non-current liabilities	81,842	116,303	57,884
Income tax (paid) refund	(272,149)	87,682	(3,084,612)

Net cash from (used in) operating activities	(3,148,054)	5,231,301	(6,332,157)

Cash flows from investing activities
Interest received	591,492	892,861	2,289,667
Proceeds from sale of property, plant and equipment	42,663	11,630	41,936
Proceeds from sale of investments	7,793,357	—	—
Investment in term deposits (net)	(11,492,348)	3,653,559	(2,519,501)
Acquisition of property, plant and equipment	(636,979)	(653,776)	(1,272,495)
Acquisition of other investments	(7,800,937)	—	—
Acquisition of intangible assets	(307,617)	(452,544)	(1,573,886)

Net cash from (used in) investing activities	(11,810,369)	3,451,730	(3,034,279)

Cash flows from financing activities
Proceeds from issue of convertible and redeemable preference shares	15,000,174	—	—
Proceeds from issuance of shares on exercise of share options	3,717	75,398	1,318,456
Direct cost incurred in relation to intial public offering	—	—	(6,198,945)
Proceeds from issuance of ordinary shares through intial public offering	—	—	58,153,844
Acquisition of non-controlling interests	—	—	(325,140)
Proceeds from (repayment) of secured bank loans	(5,677)	104,935	64,605
Payment of finance lease liabilities	(47,651)	(73,453)	(61,162)
Interest paid	(630,789)	(316,923)	(588,299)

Net cash from (used in) financing activities	14,319,774	(210,043)	52,363,359

Increase (Decrease) in cash and cash equivalents	(638,649)	8,472,988	42,996,923
Cash and cash equivalents at beginning of the year	(2,403,039)	(2,442,385)	5,345,460
Effect of exchange rate fluctuations on cash held	599,303	(685,143)	(468,039)

Cash and cash equivalents at end of the year	(2,442,385)	5,345,460	47,874,344

Supplementary information
Additions to property, plant and equipment represented by finance lease obligations	34,525	78,809	—

The notes on pages F-9 to F-57 are an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a Company domiciled in Mauritius. The address of the Company’s registered office is Multiconsult Limited, Rogers House, 5 President John Kennedy Street, Port Louis, Mauritius. The consolidated financial statements of the Company comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company has two subsidiaries: MakeMyTrip (India) Private Limited and MakeMyTrip.com Inc, incorporated in India and the United States of America (U.S.) on April 13, 2000 and June 30, 2000, respectively.

The Group is primarily engaged in the business of selling travel products and solutions in India and the U.S. The Group offers its customers the entire range of travel services including ticketing, tours and packages and hotels.

On July 19, 2010, the shareholders approved resolutions effecting certain amendments to the authorized and issued share capital to:

•	effect a 20-for-one split of the Company’s share capital on July 22, 2010 pursuant to which each ordinary share, Series A convertible and redeemable preference share, Series B convertible and redeemable preference share and Series C convertible and redeemable preference share of the Company was subdivided into 20 shares at a par value of USD 0.0005 per share.

•	adjust on July 22, 2010, ordinary shares of a par value of USD 0.01 each reserved under the MakeMyTrip.com Equity Option Plan for delivery in connection with the grant or vesting to ordinary shares of a par value of USD 0.0005 each, to reflect the subdivision of the Company’s ordinary shares approved by the shareholders of the Company.

All share and per share amounts presented in the consolidated financial statements have been adjusted on a retroactive basis to reflect the effect of share split and issuances.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares on National Association of Securities Dealers Automated Quotation System (NASDAQ), pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each by the holders of such preference shares.

2)	BASIS OF PREPARATION

(a)  Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors in its meeting held on May 11, 2011.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)  Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	share-based payments are valued using the Black Scholes valuation model at the date the options are granted;

•	long term interest free security deposits are measured at fair value; and

•	the defined benefit asset is recognised as the net total of the plan assets, plus unrecognised past service cost and unrecognised actuarial losses, less unrecognised actuarial gains and the present value of the defined benefit obligation.

(c)  Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD).

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company and its subsidiary, MakeMyTrip.com Inc as it is the currency of the primary economic environment in which those entities operate. MakeMyTrip (India) Private Limited primarily operates its business in Indian Rupee (INR) and thus, INR has been determined to be the functional currency of MakeMyTrip (India) Private Limited.

(d)  Use of Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) and 13	Property, plant and equipment
• Note 3(e) and 14	Useful life of intangible assets
• Note 3(h) and 27	Employee benefit plans
• Note 3(n) and 12	Income taxes
• Note 3(i) and 33	Provisions and contingent liabilities
• Note 3(c)(iv) and (v)	Valuation of derivatives
• Note 3(h)(v) and 28	Share based payment

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(n) and 12	Utilization of tax losses
• Note 3(h) and 27	Measurement of defined benefit obligations

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)  Basis of Consolidation

i)  Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the dates that control ceases.

ii)  Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)  Foreign Currency

i)  Foreign Currency Transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on translation are recognized in profit or loss.

ii)  Foreign Operations

The assets and liabilities of foreign operations are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, than the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

(c)  Financial Instruments

i)  Non-Derivative Financial assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified as at fair value through profit or loss which are initially measured at fair value.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘trade and other receivables’, ‘available for sale’ and ‘term deposits’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Available-for-sale Financial Assets

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Term Deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

ii)  Non Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

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Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

iii)  Share Capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

iv)  Compound Financial Instruments

Compound financial instruments issued by the Group comprise convertible and redeemable preference shares with discretionary, non cumulative dividend that can be converted to ordinary share capital at the option of the holder. One preference share can be converted into one ordinary share. This compound instrument also has an adjustment clause that represents a price protection feature that protects the original preference shareholders from decline in the market value of the Group’s securities. This clause may result in the entity issuing variable number of preference shares on conversion hence, represents a liability.

Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). From the liability component that includes the embedded derivative liability, the fair value of the derivative liability is separated and the balance host contract is accounted as a non-derivative liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the non-derivative liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable embedded derivatives are recognized in accordance with accounting policy as per note 3(c)(v).

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. Distributions to the equity holders are recognized in equity, net of any tax benefit.

v)  Separable Embedded Derivatives

The Group has an embedded derivative feature in its preference share capital. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using an appropriate valuation method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

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(d)  Property, Plant and Equipment

i)  Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other revenue/other operating expenses” in profit or loss.

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed under property, plant and equipment.

ii)  Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)  Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets where the group is reasonably certain that it will obtain ownership by end of the lease term are depreciated over the useful lives.

The estimated useful lives for the current and comparative periods are as follows:

• Computers	5 years
• Furniture and fixtures	6 years
• Office equipments	7 years
• Motor vehicles	7 years
• Diesel generator sets	7 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(e)  Intangible Assets

i)  Website Development Cost

Website development costs incurred by the Group, having finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the

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application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

ii)  Other Intangible Assets

Other intangible assets comprise software that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable incidental expenses necessary to make the assets ready for use.

iii)  Subsequent Expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iv)  Amortization

Amortization is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Website development costs	5 years
• Software	5 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(f)  Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(g)  Impairment

i)  Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

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The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in the fair value reserve in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognized in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income.

ii)  Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, website development cost and software are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs will reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h)  Employee Benefit Plans

i)  Defined Contribution Plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as a personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)  Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s liability with regard to gratuity is based on an actuarial valuation carried out as at September 30 and March 31 each year. Actuarial gains and losses are recognized in statement of changes in equity. Gains or losses on the curtailment or settlement of any defined benefit plan are recognized when the curtailment or settlement occurs. All expenses related to defined benefit plan are recognized in personnel expenses in profit and loss.

The Group’s net obligation in respect of defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs are deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed half yearly by a qualified actuary using the projected unit credit method.

iii)  Other Long-term Employee Benefits

Benefits under the Group’s compensated absences constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)  Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)  Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, a separate component in equity.

In respect of options modified, the Group includes the incremental fair value of the options in the measurement of the amounts recognized for services received from the employees. The incremental fair value is the difference between the fair value of the modified option and that of the original option both estimated as at the date of the modification. If the modification occurs during the vesting period or a modified vesting period, the incremental fair value is recognized over the period from the modification date until the date when the modified equity instruments vest. This is in addition to the amount based on the grant date fair value of the original equity instruments. If the modification relates to options which are fully vested, the incremental fair value of the modified options is recognized immediately.

(i)  Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(j)  Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the income statement at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages 2) date of check in to hotel booking business and 3) on the issuance of the ticket in the case of sale of airline tickets.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer. Similarly, any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services.

Income from other sources, primarily comprising advertising revenue, income from sale of rail and bus tickets and fees for facilitating website access to a travel insurance company are being recognized as the services are being performed. Income from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by our company on such tickets is reversed and is net off from our revenue earned during the fiscal period at the time the cancellation is made by our customers. In addition, a liability is recognized in respect of the refund due to our customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of hotels and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availing of services by the customer.

(k)  Advertisement and Business Promotion costs

Advertising and business promotion costs primarily comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites,

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television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

(l)  Leasing Arrangements as a Lessee

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(m)  Finance Income and Expenses

Finance income comprises interest income on funds invested (including available-for-sale financial assets), net gain on change in fair value of embedded derivatives and gains on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise interest expense on borrowings, unwinding of the discount on provisions, net loss on change in fair value of embedded derivatives, initial public offering costs related to listing of existing shares and impairment losses recognized on financial assets, including trade and other receivables. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(n)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

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A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Earning (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding adjusted for the effects of all potential dilutive ordinary shares which comprise convertible and redeemable preference shares and share options granted to employees.

(p)	Operating Segment

In accordance with IFRS 8 — Operating Segment, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the CODM, to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments: air ticketing and hotels and packages. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Segment revenue of the hotels and packages segment is measured on a gross basis except for only hotel reservation, which is recorded on a net basis. Segment revenue of air ticketing segment is measured on a net basis except for the sale of airline tickets where the Group assumes inventory risks in which case it is measured on a gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, intangible assets, trade and other receivables, term deposits, current tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, embedded derivatives, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(q)	New Accounting Standards and Interpretations not yet Adopted

IFRS 9 ‘Financial Instruments’, is part of the IASB’s wider project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortized cost and fair value. The basis of classification

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depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The Group is in the process of evaluating the impact of the new standard.

Improvements to IFRS- In May 2010, the IASB published “Improvements to IFRSs 2010” — a collection of eleven amendments to six International Financial Reporting Standards — as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from this standard mainly have effective dates for annual periods beginning on or after July 1, 2010, although entities are permitted to adopt them earlier. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

IAS 24, “Related Party Disclosure (revised 2009)”, requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, venturer or investor presented in accordance with IAS 27 Consolidated and Separate Financial Statements. This Standard also applies to individual financial statements. These amendments are effective for accounting periods beginning on or after January 1, 2011. The Group is evaluating the impact of these amendments on the Group’s consolidated financial statements.

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. The market rate of interest is determined on the basis of internal rate of returns on the financial liabilities. In respect of the liability component of convertible and redeemable preference shares, the market rate of interest is determined on the basis of internal rate of returns on the convertible and redeemable preference shares. For finance leases, the market rate of interest is equivalent to interest rate mentioned in the lease agreement.

(b)	Share Based Payment Transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on grant date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general behavior of the option holder), expected dividends and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Separable Embedded Derivative

The fair value of the separable embedded derivative is measured using the binomial lattice model. Measurement inputs include share price on measurement date, expected term of the instrument, anti dilution price of different class of convertible and redeemable preference shares, risk free rate (based on government bond), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

available information), probability of raising funds, probability of raising funds from IPO or private placement, probability of conversion or redemption of the convertible and redeemable preference shares.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

The Group’s objective is to ensure that it is able to meet its requirements for funds on a timely basis. The Group regularly monitors its liquidity to keep it at adequate levels, with periodic reports to the chief operating decision maker. Historically, the Group has been financed by a combination of equity and preference shares. Such investments were substantially made by strategic investors who have invested based on long term potential of the Group. Any requirement for funds for working capital needs and current losses has been met by such investors from time to time.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken overdraft facility against them.

Credit Risk

The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) provider. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Foreign Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of MakeMyTrip (India) Private Limited (Indian subsidiary) in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD and INR. INR being the functional currency of its Indian subsidiary.

Approximately 7.19% of the Group’s revenues generated by its Indian subsidiary for the fiscal year ended March 31, 2011 (March 31, 2010: 9.13% and March 31, 2009: 3.44%) were generated outside India and were received in USD.

The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends and an overdraft facility with banks. The interest rates on the overdraft facility availed by the Group are marginally higher than the interest rates on term deposits with the banks. Accordingly, there is limited interest rate risk.

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Market and Operational Risk

The Group is dependent on its ability to maintain existing and new arrangements with its suppliers. Adverse changes in existing relationships, increasing industry consolidation or Group’s inability to enter into new arrangements with these parties on favorable terms, if at all, could reduce the amount, quality, pricing and breadth of travel products and services that Group is able to offer, which in turn could adversely affect the Group’s business and financial performance.

The Indian travel market is intensely competitive. Factors affecting the Group’s competitive success include, among others: price, availability and breadth of travel products, ability to package and customize travel products, brand recognition, customer service and customer care, service fees, ease of use, accessibility and reliability. If the Group is not able to compete effectively on any of these factors, the Group’s business and results of operations may be adversely affected.

The Group’s business and financial performance are affected by the health of the Indian as well as worldwide travel industry, including changes in supply and pricing. Events specific to the air travel industry that could negatively affect the Group’s business include continued fare increases, travel-related strikes or labor unrest, fuel price volatility. The Group is also affected by economic conditions worldwide and in India, as poor economic conditions generally result in a reduction in travel volumes.

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and method used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer, Chief Innovation Officer, Chief Products Officer, Senior Vice President — Technology, Senior Vice President — Out Bound Tours, Senior Vice President — Domestic Packages and Vice President — Human Resources, reviews internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence not being allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1.	Air ticketing: Primarily through an internet based platform, provides the facility to book international and domestic air tickets.

2.	Hotels and packages: Through an internet based platform, call-centers and branch offices, provides holiday packages and hotel reservations.

Other operations primarily include the advertisement income from hosting advertisements on its internet web-sites, income from sale of rail and bus tickets and pay for facilitating website access to a travel insurance company. This segment does not meet any of the quantitative thresholds to be a reportable segment for any of the years presented in these consolidated financial statements.

Until June 30, 2010, for internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package is assigned to the air ticketing segment. Revenue in this segment is recorded on a net basis for internal reporting purposes. For the external reporting, such revenue is recorded on a gross basis. Effective July 1, 2010, the Company has changed the composition of its reportable segments. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Following a change in the composition of its reportable segments, the Company has restated the corresponding items of segment information for earlier periods.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information About Reportable Segments Reclassification:

	For the Year Ended March 31
	Air Ticketing			Hotels and Packages			Others			Total
Particulars	2009	2010	2011	2009	2010	2011	2009	2010	2011	2009	2010	2011
						(in USD)

External revenues	19,225,095	32,119,488	47,622,719	48,622,765	50,287,896	74,557,976	703,841	1,152,822	2,540,692	68,551,701	83,560,206	124,721,387

Total segment revenue	19,225,095	32,119,488	47,622,719	48,622,765	50,287,896	74,557,976	703,841	1,152,822	2,540,692	68,551,701	83,560,206	124,721,387
Service cost	491,780	985,482	—	43,069,188	42,292,226	63,650,910	—	—	—	43,560,968	43,277,708	63,650,910

Segment revenue less service cost	18,733,315	31,134,006	47,622,719	5,553,577	7,995,670	10,907,066	703,841	1,152,822	2,540,692	24,990,733	40,282,498	61,070,477
Personnel expenses										(9,679,770)	(16,562,034)	(14,399,040)
Other operating expenses										(24,369,906)	(28,160,506)	(40,698,895)
Depreciation and amortization										(1,558,687)	(1,569,747)	(1,910,637)
Finance income										6,293,731	1,874,177	1,601,750
Finance costs										(3,049,608)	(2,062,947)	(3,525,685)

Profit (Loss) before tax										(7,373,507)	(6,198,559)	2,137,970

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

Geographical Information:

The air ticketing and hotel and packages segments are managed on a worldwide basis from India and the U.S. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets
	For the Year Ended 31 March			As at March 31
Particulars	2009	2010	2011	2010	2011
	(in USD)

India	64,106,701	79,173,117	115,753,388	6,916,378	10,319,570
United States	4,445,000	4,387,089	8,967,999	688,964	690,137

Total	68,551,701	83,560,206	124,721,387	7,605,342	11,009,707

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate customers would account for more than 10% or more of the Group’s revenues.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7)	OTHER REVENUE

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Advertising revenue	159,352	372,442	578,284
Facilitation fee	408,113	448,617	902,843
Commission on rail and bus reservation	12,446	187,435	868,927
Miscellaneous	123,930	144,328	190,638

Total	703,841	1,152,822	2,540,692

8)	PERSONNEL EXPENSES

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Wages, salaries and other short term employees benefits	7,687,622	8,288,755	11,548,649
Contributions to defined contribution plans	427,332	401,687	631,670
Expenses related to defined benefit plans	55,860	58,730	176,957
Equity settled share based payments	415,704	6,771,376	527,285
Employee welfare expenses	1,093,252	1,041,486	1,514,479

Total	9,679,770	16,562,034	14,399,040

9)	OTHER OPERATING EXPENSES

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Traveling and conveyance	1,130,702	1,222,138	2,206,550
Advertising and business promotion	8,732,620	9,674,728	12,488,906
Communication	1,346,422	1,275,778	1,905,389
Repairs and maintenance	747,893	815,736	802,288
Rent	1,314,937	1,244,798	1,394,969
Legal and professional	812,091	1,004,049	1,410,972
Payment gateway and other charges	4,493,784	6,143,714	9,886,444
Website hosting charges	228,212	183,079	377,183
Net loss on disposal of property, plant and equipment	232,445	25,501	80,563
Loss on disposal of intangible assets	5,087	—	2,930
Outsourcing fees	3,109,412	4,293,491	7,007,793
Miscellaneous expenses	2,216,301	2,277,494	3,134,908

Total	24,369,906	28,160,506	40,698,895

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10)	DEPRECIATION AND AMORTIZATION

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Depreciation	925,612	908,844	1,114,958
Amortization	633,075	660,903	795,679

Total	1,558,687	1,569,747	1,910,637

11)	FINANCE INCOME AND COSTS

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Recognized in profit or loss
Interest income on term deposits	1,233,928	1,503,574	1,257,601
Net foreign exchange gain	—	—	257,031
Net gain on change in fair value of separable embedded derivative financial instruments	4,984,590	253,212	48,382
Other interest income	75,213	117,391	38,736

Finance income	6,293,731	1,874,177	1,601,750

Interest expense on financial liabilities measured at amortised cost	1,555,887	1,346,896	711,439
IPO cost related to listing of existing shares	—	—	2,086,583
Net foreign exchange loss	360,037	582,402	—
Impairment loss on trade and other receivables	1,042,401	37,943	424,512
Net loss on disposal of available-for-sale financial assets	7,580	—	—
Other finance charges	83,703	95,706	303,151

Finance costs	3,049,608	2,062,947	3,525,685

Net finance income (costs) recognized in profit or loss	3,244,123	(188,770)	(1,923,935)

Recognized in other comprehensive income
Foreign currency translation differences on foreign operations	(3,122,321)	1,651,468	(301,952)

Finance income (cost) recognised in other comprehensive income	(3,122,321)	1,651,468	(301,952)

Attributable to:
Equity holders of the Company	(3,121,696)	1,651,184	(301,893)
Non-controlling interest	(625)	284	(59)

Finance income (cost) recognised in other comprehensive income	(3,122,321)	1,651,468	(301,952)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in Profit or Loss

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Current tax expense
Current period	(5,172)	(2,838)	(174,950)

Current tax expense	(5,172)	(2,838)	(174,950)
Deferred tax benefit (expense)
Origination and reversal of temporary differences	376,330	(990,884)	1,871,990
Change in unrecognized deductible temporary differences	—	1,976,413	(368,244)
Utilization of previously unrecognised tax losses	—	(938,356)	(1,353,311)
Recognition of previously unrecognized tax losses	—	—	2,716,235
Reversal of previously recognized tax losses	(345,867)	(52,763)	—

Deferred tax benefit (expense)	30,463	(5,590)	2,866,671

Total income tax benefit (expense)	25,291	(8,428)	2,691,721

Income Tax Recognized in Other Comprehensive Income

	For the Year Ended March 31
	2009			2010			2011
		Tax			Tax			Tax
		(Expense)			(Expense)			(Expense)
Particulars	Before tax	Benefit	Net of Tax	Before Tax	Benefit	Net of Tax	Before tax	Benefit	Net of Tax

Foreign currency translation differences on foreign operations	(3,122,321)	—	(3,122,321)	1,651,468	—	1,651,468	(301,952)	—	(301,952)
Defined benefit plan actuarial gains (losses)	89,624	(30,463)	59,161	(14,431)	5,590	(8,841)	(73,356)	24,514	(48,842)

Total	(3,032,697)	(30,463)	(3,063,160)	1,637,037	5,590	1,642,627	(375,308)	24,514	(350,794)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Effective Tax Rate

	For the Year Ended March 31
Particulars	2009		2010		2011

Profit (Loss) for the year		(7,348,216)		(6,206,987)		4,829,691
Income tax benefit (expense)		25,291		(8,428)		2,691,721

Profit (Loss) before tax		(7,373,507)		(6,198,559)		2,137,970

Income tax benefit (expense) using the Company’s domestic tax rate	(15.00)%	1,106,026	(15.00)%	929,784	(15.00)%	(320,696)
Effect of tax rates in foreign jurisdictions	(29.70)%	2,190,024	(12.81)%	794,323	(43.55)%	(931,079)
Non deductible expenses	5.07%	(373,538)	10.85%	(672,612)	(0.43)%	(9,253)
Tax exempt income	(10.16)%	749,060	(0.61)%	37,985	0.00%	—
Recognition of previously unrecognized tax losses	0.00%	—	0.00%	—	127.05%	2,716,235
Utilization of previously unrecognised tax losses	0.00%	—	(15.14)%	938,356	63.30%	1,353,311
Reversal of previously recognized tax losses	4.69%	(345,867)	0.85%	(52,763)	0.00%	—
Current year losses for which no deferred tax asset was recognized	44.59%	(3,287,715)	0.06%	(3,918)	(21.54)%	(460,527)
Change in unrecognised temporary differences	0.00%	—	31.89%	(1,976,413)	17.22%	368,244
Others	0.17%	(12,699)	0.05%	(3,170)	(1.15)%	(24,514)

	(0.34)%	25,291	0.14%	(8,428)	125.90%	2,691,721

13)	PROPERTY, PLANT AND EQUIPMENT

						Diesel	Capital
		Furniture	Office	Motor	Leasehold	Generator	Work
Particulars	Computers	and Fixtures	Equipment	Vehicles	Improvements	Sets	in Progress	Total
				(in USD)

Cost
Balance as at April 1, 2009	1,789,473	457,416	1,091,689	219,515	1,305,016	126,538	5,582	4,995,229
Additions	401,321	802	34,334	199,575	73,895	1,084	21,574	732,585
Disposals	(948)	—	(1,678)	(40,046)	(16,730)	—	—	(59,402)
Effect of movements in foreign exchange rates	290,518	68,227	153,704	42,421	198,487	18,978	2,135	774,470

Balance as at March 31, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						Diesel	Capital
		Furniture	Office	Motor	Leasehold	Generator	Work
Particulars	Computers	and Fixtures	Equipment	Vehicles	Improvements	Sets	in Progress	Total
				(in USD)

Balance as at April 1, 2010	2,480,364	526,445	1,278,049	421,465	1,560,668	146,600	29,291	6,442,882
Additions	804,404	21,003	197,018	140,067	130,865	7,933	(28,795)	1,272,495
Disposals	(112,424)	—	(114,727)	(139,358)	—	(3,111)	—	(369,620)
Effect of movements in foreign exchange rates	(6,032)	(2,721)	(5,943)	(2,366)	(7,299)	(771)	(496)	(25,628)

Balance as at March 31, 2011	3,166,312	544,727	1,354,397	419,808	1,684,234	150,651	—	7,320,129

Depreciation and impairment loss
Balance as at April 1, 2009	662,678	146,200	362,464	81,623	252,398	28,409	—	1,533,772
Depreciation for the year	399,359	79,896	167,864	49,751	192,303	19,671	—	908,844
Disposals	(237)	—	(770)	(18,132)	(3,131)	—	—	(22,270)
Effect of movements in foreign exchange rates	122,743	26,641	56,317	14,104	49,122	5,429	—	274,356

Balance as at March 31, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702

Balance as at April 1, 2010	1,184,543	252,737	585,875	127,346	490,692	53,509	—	2,694,702
Depreciation for the year	543,205	85,728	190,252	58,762	215,696	21,315	—	1,114,958
Disposals	(108,184)	—	(77,302)	(60,695)	—	(940)	—	(247,121)
Effect of movements in foreign exchange rates	(1,696)	(443)	(1,764)	(741)	(295)	(69)	—	(5,008)

Balance as at March 31, 2011	1,617,868	338,022	697,061	124,672	706,093	73,815	—	3,557,531

Carrying amounts
As at April 1, 2009	1,126,795	311,216	729,225	137,892	1,052,618	98,129	5,582	3,461,457

As at March 31, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

As at April 1, 2010	1,295,821	273,708	692,174	294,119	1,069,976	93,091	29,291	3,748,180

As at March 31, 2011	1,548,444	206,705	657,336	295,136	978,141	76,836	—	3,762,598

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14)	INTANGIBLE ASSETS

	Website
	Development		Capital Work
Particulars	Cost	Software	in progress	Total
		(in USD)

Cost
Balance as at April 1, 2009	2,164,383	788,617	—	2,953,000
Additions	—	452,544	—	452,544
Effect of movements in foreign exchange rates	323,479	136,044	—	459,523

Balance as at March 31, 2010	2,487,862	1,377,205	—	3,865,067

Balance as at April 1, 2010	2,487,862	1,377,205	—	3,865,067
Additions	338,422	866,582	368,882	1,573,886
Disposals	—	(17,945)	—	(17,945)
Effect of movements in foreign exchange rates	(10,148)	2,301	4,227	(3,620)

Balance as at March 31, 2011	2,816,136	2,228,143	373,109	5,417,388

Amortization
Balance as at April 1, 2009	722,894	275,825	—	998,719
Amortization for the year	475,825	185,078	—	660,903
Effect of movements in foreign exchange rates	136,713	44,673	—	181,386

Balance as at March 31, 2010	1,335,432	505,576	—	1,841,008

Balance as at April 1, 2010	1,335,432	505,576	—	1,841,008
Amortization for the year	506,101	289,578	—	795,679
Disposals	—	(15,015)	—	(15,015)
Effect of movements in foreign exchange rates	(1,730)	606	—	(1,124)

Balance as at March 31, 2011	1,839,803	780,745	—	2,620,548

Carrying amounts
As at April 1, 2009	1,441,489	512,792	—	1,954,281

As at March 31, 2010	1,152,430	871,629	—	2,024,059

As at April 1, 2010	1,152,430	871,629	—	2,024,059

As at March 31, 2011	976,333	1,447,398	373,109	2,796,840

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2010	2011
	(in USD)

Deductible temporary differences	2,095,516	1,597,623
Tax loss carry forwards	11,049,305	6,621,611

Total	13,144,821	8,219,234

The deferred tax assets with respect to carry forward tax losses as at March 31, 2011 expire as follows:

	Indian Subsidiary		US Subsidiary
Loss for the Period	Tax Losses	Expire on	Tax Losses	Expire on
	(in USD)

Loss for the year 2004-2005	—	—	31,032	2025
Loss for the year 2007-2008	2,819,707	2016	355,457	2028
Loss for the year 2008-2009	2,376,061	2017	193,615	2029
Unabsorbed depreciation	845,739	No expiry	—	—

Total	6,041,507		580,104

In the year ended March 31, 2011, a deferred tax asset of USD 2,747,354 was recognized for unused tax losses as management considered it probable that future taxable profits would be available. Management has determined that the recoverability of the balance of deferred tax assets of USD 6,621,611 in respect of the remaining unused tax losses cannot be reasonably ascertained because a trend of profitable growth in the subsidiaries is not yet fully established. If profitable growth continues then the management will reassess the probability of future taxable profits and the utilization of the remaining unused tax losses.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2010	2011	2010	2011	2010	2011
	(in USD)

Property, plant and equipment	—	—	(96,540)	(39,517)	(96,540)	(39,517)
Intangible assets	—	—	(483,058)	(439,664)	(483,058)	(439,664)
Trade and other receivables	80,636	—	—	—	80,636	—
Other non-current assets	—	—	(41,232)	(71,061)	(41,232)	(71,061)
Other current assets	52,305	90,750	—	—	52,305	90,750
Employee benefits	143,654	222,927	—	(6,246)	143,654	216,681
Deferred revenue	—	8,609	—	—	—	8,609
Other non-current liabilities	115,379	131,058	—	—	115,379	131,058
Minimum alternate tax	—	176,954		—	—	176,954
Tax loss carry forwards	11,809	2,747,354	—	—	11,809	2,747,354
Other disallowances	217,047	103,144	—	—	217,047	103,144

Deferred tax assets/(liabilities)	620,830	3,480,796	(620,830)	(556,488)	—	2,924,308
Set off	(620,830)	(556,488)	620,830	556,488	—	—

Net deferred tax assets/(liabilities)	—	2,924,308	—	—	—	2,924,308

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Movement in Temporary Differences During the Year

				Effects of				Effects of
			Recognised	Movement			Recognised	Movement
	Balance as	Recognised	in Other	in Foreign	Balance as	Recognised	in Other	in Foreign	Balance as
	on April 1,	in Profit	Comprehensive	Exchange	on March 31,	in Profit	Comprehensive	Exchange	on March 31,
Particulars	2009	or Loss	Income	Rates	2010	or loss	Income	Rates	2011
	(in USD)

Property, plant and equipment	(126,559)	45,066	—	(15,047)	(96,540)	45,771	—	11,252	(39,517)
Intangible assets	(463,835)	46,729	—	(65,952)	(483,058)	38,672	—	4,724	(439,664)
Trade and other receivables	382,854	(339,009)	—	36,791	80,636	(79,273)	—	(1,363)	—
Other non-current assets	(52,185)	17,687	—	(6,734)	(41,232)	(29,722)	—	(107)	(71,061)
Other current assets	11,127	37,269	—	3,909	52,305	38,301	—	144	90,750
Employee benefits	94,160	27,818	5,590	16,086	143,654	48,486	24,514	27	216,681
Deferred revenue	—	—	—	—	—	8,511	—	98	8,609
Other non-current liabilities	58,832	45,040	—	11,507	115,379	16,143	—	(464)	131,058
Minimum alternate tax	—	—	—	—	—	174,950	—	2,004	176,954
Tax loss carry forwards	59,832	(52,117)	—	4,094	11,809	2,716,235	—	19,310	2,747,354
Others	35,774	165,927	—	15,346	217,047	(111,403)	—	(2,500)	103,144

Total	—	(5,590)	5,590	—	—	2,866,671	24,514	33,123	2,924,308

16)	TRADE AND OTHER RECEIVABLES, NET

	As at March 31
Particulars	2010	2011
	(in USD)

Trade receivables, net	9,537,762	10,890,207
Due from employees	249,719	95,958
Security deposits	982,896	1,243,558
Interest accrued but not due on term deposits	1,679,150	627,446

Total	12,449,527	12,857,169

Non-current	413,488	600,067
Current	12,036,039	12,257,102

Total	12,449,527	12,857,169

The trade receivable consists of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management do not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and the receivables is disclosed in note 5 and 31.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17)	CASH AND CASH EQUIVALENTS

	As at March 31
Particulars	2010	2011
	(in USD)

Cash in hand	116,799	155,643
Credit card collection in hand	3,503,630	3,706,738
Bank balances	5,721,097	3,363,637
Term deposits	—	44,504,303

Cash and cash equivalents	9,341,526	51,730,321
Bank overdrafts used for cash management purposes	(3,996,066)	(3,855,977)

Cash and cash equivalents in the statement of cash flows	5,345,460	47,874,344

Credit card collection in hand represents the amount of collection from credit card swiped by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in note 5 and 31.

18)	TERM DEPOSITS

	As at March 31
Particulars	2010	2011
	(in USD)

Term deposits	14,471,404	16,941,920

Total	14,471,404	16,941,920

Non-current	1,295,489	706,873
Current	13,175,915	16,235,047

Total	14,471,404	16,941,920

As of March 31, 2011, term deposits with banks includes USD 661,960 (March 31, 2010: USD 661,960) against which letter of credit has been issued to various airlines.

As of March 31, 2011, term deposits includes USD 13,112,941 (March 31, 2010: USD 4,294,929) pledged with banks against bank guarantees and bank overdraft facility.

19)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2010	2011
	(in USD)

Advance to vendors	7,138,336	16,685,798
Prepaid expenses	359,707	1,114,710
Prepaid lease rentals	34,044	51,521

Total	7,532,087	17,852,029

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2010	2011
	(in USD)

Prepaid lease rentals	124,126	219,021

Total	124,126	219,021

21)	CAPITAL AND RESERVES

Share Capital and Share Premium

	Ordinary Shares
Particulars	Number	Share Capital	Share Premium
	(in USD)

Balance as at April 1, 2009	17,437,120	8,714	10,816,307
Shares issued during the year on exercise of options	105,000	53	540,215

Balance as at March 31, 2010	17,542,120	8,767	11,356,522

Balance as at April 1, 2010	17,542,120	8,767	11,356,522
Issue of ordinary shares through initial public offering, net of issuance costs	4,153,846	2,077	54,039,405
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	12,324,460	6,162	41,179,783
Shares issued during the year on exercise of options	(11,245,247)	540	4,965,951

Balance as at March 31, 2011	22,775,179	17,546	111,541,661

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

On August 17, 2010, the Company completed the initial public offering of its ordinary shares, pursuant to which the Company issued and sold 3,846,154 ordinary shares and certain of its existing shareholders (referred to as the “Selling Shareholders”) sold 1,153,846 ordinary shares at a price of USD 14 per share. The offering resulted in gross proceeds of USD 53,846,156 and net proceeds of USD 50,076,925 to the Company and gross proceeds of USD 16,153,844 and net proceeds of USD 15,023,075 to the Selling Shareholders, after deducting underwriting discounts and commissions. Additionally, the Company incurred offering related expenses of approximately USD 2,128,176. The underwriters exercised their option to purchase 307,692 additional ordinary shares from the Company and 442,308 additional ordinary shares from the Selling Shareholders at the initial offering price of USD 14 per share to cover over-allotments, resulting in additional gross proceeds of USD 4,307,688 and net proceeds of USD 4,006,150 to the Company and additional gross proceeds of USD 6,192,312 and net proceeds of USD 5,758,850 to the Selling Shareholders, after deducting underwriting discounts and commissions.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 17, 2010, 6,577,260 Series A convertible and redeemable preference share of a par value USD 0.0005 each, 2,966,300 Series B convertible and redeemable preference share of a par value USD 0.0005 each, and 2,780,900 Series C convertible and redeemable preference share of a par value USD 0.0005 each were converted into 12,324,460 ordinary shares of a par value USD 0.0005 each. Accordingly, the carrying value of non-derivative liability component of convertible and redeemable preference shares as at the date of conversion of USD 41,185,945 has been reclassified to equity.

The Company presently has only one class of ordinary shares. For all matters submitted to vote in a shareholders meeting of the Company, every holder of an ordinary share as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of equity shares in proportion to the number of shares held to the total equity shares outstanding as on that date.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian subsidiary.

22)	ACQUISITION OF NON-CONTROLLING INTERESTS

In December 2010, the Group acquired an additional 0.01% interest in its Indian subsidiary (MakeMyTrip (India) private Limited) for USD 325,140 in cash, increasing its ownership from 99.98% to 99.99%. The Group recognised a decrease in non-controlling interest of USD 6,545 and an increase in accumulated deficit of USD 318,595.

23)	EARNINGS (LOSS) PER SHARE

The following is the reconciliation of the income (loss) attributable to ordinary shareholders and weighted average number of ordinary shares used in the computation of basic and diluted earnings (loss) per share for the years ended March 31, 2009, 2010 and 2011:

	For the Year Ended March 31
Particulars	2009	2010	2011

Earnings (Loss) attributable to ordinary shareholders (USD)	(7,346,033)	(6,206,239)	4,827,471
Accretion of liability component of Series A convertible and redeemable preference share (USD)	—	—	253,058
Accretion of liability component of Series B convertible and redeemable preference share (USD)	331,775	—	130,261
Accretion of liability component of Series C convertible and redeemable preference share (USD)	—	—	42,972
Net change in fair value of derivative on Series B convertible and redeemable preference share (USD)	(4,229,152)	—	(22,305)

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Year Ended March 31
Particulars	2009	2010	2011

Net change in fair value of derivative on Series C convertible and redeemable preference share (USD)	—	—	(26,077)

Earnings (Loss) attributable to ordinary shareholders — dilutive (USD)	(11,243,410)	(6,206,239)	5,205,380
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	17,437,120	17,521,120	28,320,901
Dilutive effect of share options (Nos.)	—	—	1,935,921
Dilutive effect of convertible securities (Nos.)
- Series A convertible and redeemable preference share	—	—	2,504,765
- Series B convertible and redeemable preference share	2,966,300	—	1,129,632
- Series C convertible and redeemable preference share	—	—	1,059,028

Weighted average number of ordinary shares outstanding used in computing dilutive earnings (loss) per share	20,403,420	17,521,120	34,950,246
Earnings (loss) per share (USD)
Basic	(0.42)	(0.35)	0.17
Diluted	(0.55)	(0.35)	0.15

At March 31, 2011, Nil employee share options (March 31, 2010: 2,598,800 and March 31, 2009: 7,865,241) and Nil Series A convertible and redeemable preference shares (March 31, 2010: 6,577,260 and March 31, 2009: 6,577,260), Nil Series B convertible and redeemable preference shares (March 31, 2010: 2,966,300 and March 31, 2009: Nil) and Nil Series C convertible and redeemable preference shares (March 31, 2010: 2,780,900 and March 31, 2009: 2,780,900) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

In December 2006, August 2007 and May 2008, the Company issued convertible and redeemable preference shares (refer note 24) that were converted into ordinary shares upon the completion of the IPO. Assuming the conversion had occurred “on a hypothetical basis” on April 1, 2007 (convertible and redeemable preference shares issued on December 2006 and August 2007) and on April 1, 2008 (convertible and redeemable preference shares

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issued on May 2008) the pro forma basic and diluted net loss per share for the years ended March 31, 2009, 2010 and 2011 is calculated as follows:

	For the Year Ended March 31
Particulars	2009	2010	2011
	(unaudited)	(unaudited)	(unaudited)

Earnings (Loss) attributable to ordinary shareholders (USD)	(7,346,033)	(6,206,239)	4,827,471
Pro forma effects of convertible and redeemable preference shares
— Accretion of liability component of convertible and redeemable preference share (USD)	1,008,802	1,125,677	426,291
— Net change in fair value of derivative on convertible and redeemable preference share (USD)	(4,984,590)	(253,212)	(48,382)

Numerator for pro forma basic and diluted earnings (loss) per share (USD)	(11,321,821)	(5,333,774)	5,205,380

Weighted average number of shares outstanding	17,437,120	17,521,120	20,668,901
Conversion of convertible and redeemable preference share to ordinary shares (Nos.)	12,324,460	12,324,460	12,324,460

Denominator for pro forma basic earnings (loss) per share	29,761,580	29,845,580	32,993,361
Dilutive effect of share options (Nos.)	—	—	1,935,921

Denominator for pro forma diluted earnings (loss) per share	29,761,580	29,845,580	34,929,282

Pro forma earnings (loss) per share (USD) — unaudited
Basic	(0.38)	(0.18)	0.16
Diluted	(0.38)	(0.18)	0.15

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this share split applied retroactively.

24)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, see note 5 and 31.

	As at March 31
Particulars	2010	2011
	(in USD)

Non-current liabilities
Finance lease liabilities	42,815	19,027
Secured bank loans	89,288	129,896

Non-current portion of loans and borrowings	132,103	148,923

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As at March 31
Particulars	2010	2011
	(in USD)

Current liabilities
Convertible and redeemable preference shares	40,759,654	—
Current portion of secured bank loans	25,224	49,315
Current portion of finance lease liabilities	49,917	11,319

Current portion of loans and borrowings	40,834,795	60,634

Terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

				As at March 31, 2010		As at March 31, 2011
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	Rate	Maturity	Value	Amount	Value	Amount
				(in USD)

Secured bank loans	INR	9% - 13%	2012 - 2015	134,421	114,512	225,459	179,211
Finance lease liabilities	INR	10% - 14%	2011 - 2013	186,649	92,732	93,118	30,346

The bank loans are secured over motor vehicles with a carrying amount of USD 221,179 as at March 31, 2011 (March 31, 2010: USD 135,991).

The finance lease liabilities are secured over motor vehicles with a carrying amount of USD 73,704 as at March 31, 2011 (March 31, 2010: USD 151,915).

Finance Lease Liabilities

Finance lease liabilities are as follows:

	As at March 31, 2010			As at March 31, 2011
			Present Value of			Present Value of
	Future Minimum		Minimum Lease	Future Minimum		Minimum Lease
Particulars	Lease Payments	Interest	Payments	Lease Payments	Interest	Payments
	(in USD)

Less than one year	58,246	8,329	49,917	14,288	2,969	11,319
Between one and five years	48,369	5,554	42,815	20,641	1,614	19,027

Total	106,615	13,883	92,732	34,929	4,583	30,346

The Group has taken certain vehicles on lease and which have an option for the Group to purchase the vehicles as per terms of the lease agreements.

Credit Facility

The group has fund based limits with HDFC bank and Yes bank amounting to USD 11,041,086 and USD 9,936,977 respectively. The group has drawn down from its outstanding limit amounting to USD 3,855,977 as at March 31, 2011 from HDFC Bank (refer note 17).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Convertible and redeemable preference shares

The compound financial instrument issued by the Group comprises convertible and redeemable preference shares (series A, B and C) with a discretionary, non-cumulative 8% dividend that can be converted into ordinary share capital at the option of the holder. One preference share will be converted into one ordinary share. The details of convertible and redeemable preference share are as follows:

	Convertible and	Convertible and	Convertible and
	Redeemable	Redeemable	Redeemable
	Preference Share —	Preference Share —	Preference Share —
Particulars	Series A	Series B	Series C
	(in USD)

Number of shares	6,577,260	2,966,300	2,780,900
Subscription amount	13,000,000	15,000,579	15,000,175

This compound instrument also has following adjustment clauses:

•	if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) at a price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders, such that the average price of all preference shares held by the original Series A, B and C preference shareholders is equal to the purchase price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, the Group issues securities to parties (except for issue of securities discussed below*) with a conversion price lower than the issue price of the original preference shares but higher than USD 1.08, then the Group is obligated to issue additional preference shares to the original preference shareholders such that the average price of all preference shares held by the original Series A, B and C shareholders is equal to the conversion price of the new Series A, B and C preference shares issued.

•	if subsequent to the issuance of the preference shares, except for any (a) ordinary shares issued to the employees of the Group under any employee share option plan approved by the Board; and (b) ordinary shares issued to one of the ordinary shareholder, the Group issues additional securities to any person at a price per security that is lower than USD 1.08 or the price at which such security is convertible into ordinary or preference shares is less than USD 1.08, then the Group is obligated to issue additional ordinary shares or preferred shares to the original preference shareholders such that the average price of all ordinary or preference shares held by the original preference shareholders is equal to the purchase/conversion price of the new ordinary or preference share issuance price.

The preference shares do not have a mandatory maturity period, however within the four years from the subscription date the preference shares may be redeemed if such redemption has been approved by the majority shareholders of the respective series. If the IPO does not happen within four years from the subscription date then the Group may also redeem such shares at any time after four years at a price equal to the purchase price of the preference shares.

* Except for any Securities issued (a) to employees, consultants, officers or directors of the Group pursuant to preferred share option plans or preferred stock purchase plans (in each case, approved by the Board); (b) to financial institutions in connection with commercial credit arrangements, equipment financing or other similar financing arrangements, (c) pursuant to an Initial Public Offering (“IPO”); (d) pursuant to any stock splits, stock dividends or like transactions; or (e) to a non-financial corporation in connection with a license, distribution, business development, or for other similar arrangements.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adjustment clauses as stated above represents a price protection feature that protects the original preference shareholders from declines in the market value of the Group’s securities. This clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. Equity instruments are instruments that evidence a residual interest in the assets of an entity after deducting all of its liabilities. Therefore, when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component. The value of any derivative features (such as conversion option) embedded in the compound financial instrument other than the equity component is included in the liability component. The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole. No gain or loss arises from initially recognizing the components of the instrument separately.

The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component (including the embedded derivative liability). The fair value of the financial liability has been initially recognized at the amount payable on demand, discounted from the first date that the amount could be required to be paid. As the preference shareholders can demand repayment of the purchase price at any time subsequent to issuance, the fair value of the liability component has been calculated at not less than the nominal amount of the preference shares issued. From the liability component that includes the embedded derivative liability the fair value of the derivative liability is separated and the balance host contract is the liability. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. Separable Embedded Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on the inception using binomial lattice method. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted through income statement.

The carrying amount of the liability component of convertible and redeemable preference share is summarized below:

	As at March 31
Particulars	2010	2011

Carrying amount of liability at beginning of the year	39,633,977	40,759,654
Accretion of interest	1,125,677	426,291
Converted to ordinary shares on IPO	—	(41,185,945)

Carrying amount of liability at end of the year	40,759,654	—

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. The number of convertible and redeemable preference shares and minimum issue price of USD 1.08 gives effect to this stock split, applied retroactively.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2010	2011
	(in USD)

Statutory liabilities	554,170	1,706,618

Total	554,170	1,706,618

26)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2010	2011
	(in USD)

Deferred rent liabilities	447,295	503,320

Total	447,295	503,320

27)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2010	2011
	(in USD)

Defined benefit plan	226,909	478,026
Other long term employee benefit (liability for compensated absences)	210,535	189,024

Total	437,444	667,050

Defined Contribution Plan

The Group’s provident fund scheme is a defined contribution plan. The following table sets out the disclosure in respect of define contribution plan:

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Contribution to provident fund	427,332	401,687	631,670

Total	427,332	401,687	631,670

The cost is recognised as personnel expenses in the consolidated statements of comprehensive income (loss).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Defined Benefit Plan

The Group’s gratuity scheme is a defined benefit plan. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group. The following table sets out the disclosure in respect of the defined benefit plan:

	As at March 31
Particulars	2010	2011
	(in USD)

Present value of unfunded obligations	226,909	478,026

Total	226,909	478,026

Movement in the Present Value of the Defined Benefit Obligation

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Defined benefit obligations at the beginning of the year	246,268	131,626	226,909
Current service costs	42,598	49,368	84,381
Interest on obligation	13,262	9,362	20,508
Actuarial (gain) losses in other comprehensive income	(89,624)	14,431	73,356
Benefits paid	(31,467)	(1,843)	(764)
Past service cost	—	—	72,068
Effects of movement in exchange rate	(49,411)	23,965	1,568

Defined benefit obligations at the end of the year	131,626	226,909	478,026

Expense Recognised in Profit or Loss

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Current service costs	42,598	49,368	84,381
Past service cost	—	—	72,068
Interest on obligation	13,262	9,362	20,508

Total	55,860	58,730	176,957

The expense is recognised in personnel expenses in the consolidated statements of comprehensive income (loss).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actuarial Gains and (Losses) Recognised in Other Comprehensive Income

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Cumulative amount at April 1	19,486	109,110	94,679
Recognised during the year	89,624	(14,431)	(73,356)

Cumulative amount at March 31	109,110	94,679	21,323

Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
	2010	2011

Discount rate (per annum)	6.50%	7.70%
Future salary increases (per annum)	12.00%	12.00%
Retirement age	58	58
Withdrawal rates	30.00%	30.00%

Assumptions regarding future mortality rates are based on Life Insurance Corporation of India (LIC) published mortality rates (1994-96) tables.

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

Historical Information:

	As at March 31
Particulars	2010	2011
	(in USD)

Present value of defined benefit obligations	226,909	478,026
Experience gain/(loss) adjustments arising on plan liabilities	1,780	(47,856)

28)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Program (Equity-Settled)

a.	2006 MakeMyTrip.com Equity Option Plan

In 2006, the Group established a share option program in India, named the ‘2006 MakeMyTrip.com Equity Option Plan’ (or ‘2006 ESOP’), which was approved by the shareholders of the Company at an extra-ordinary meeting held on December 21, 2005. The ESOP entitles the eligible employees to purchase ordinary shares of the Group’s Indian Subsidiary. The Group granted employee stock options to eligible employees on various dates.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the 2006 ESOP Plan

The terms and conditions relating to the grants of the share option program are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options

Opening balance as of April 1, 2009	8,682,616	Note 1	5 - 8 years
Options granted during the year ended March 31, 2010	—
Total share options	8,682,616

Note: 1.	Vesting conditions: Graded vesting over 4 years. 10% on the expiry of 12 months from the grant date. 20% on the expiry of 24 months from the grant date. 30% on the expiry of 36 months from the grant date. 40% on the expiry of 48 months from the grant date.

2.	The stock options can be exercised within a period of 48 months from the date of vesting.

3.	Options are to be settled by physical delivery of ordinary shares.

The number and weighted average exercise price of share options under 2006 ESOP plan are as follows:

	Weighted
	Average
	Exercise Price	Number of
	(USD)	Options
Particulars	2010	2010

Outstanding at April 1	0.39	7,865,241
Forfeited and expired during the period	0.21	(24,224)
Exercised during the period	0.21	(3,826)
Granted during the period	—	—
Replaced with options under MMT ESOP plan	0.38	(7,837,191)
Outstanding at March 31	—	—
Exercisable at March 31	—	—

There are nil options outstanding at March 31, 2010 as all options outstanding under this plan have been replaced with options granted under MMT ESOP plan. There have been no further issues of stock options under this plan.

b)	MakeMyTrip.com Equity Option Plan

In 2000, the Group approved a share option program in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Terms and Conditions of the MMT ESOP Plan

The terms and conditions relating to the grants under MMT ESOP Plan are given below:

			Contractual
	Number of	Vesting	Life of
Grant Date/Employees Entitled	Instruments	Conditions	Options

Opening outstanding Options as of April 1, 2009	—	None
Options granted during the year ended March 31, 2010	2,703,810	Refer Notes	4 - 6 years
Options granted during the year ended March 31, 2011	—

Total share options	2,703,810

Note: 1.	Of the options granted during the year 2009-10, 2,423,810 options were immediately vested on the grant date and 280,000 options have 25% graded vesting each year over 4 year period.

2.	1,747,810 options have no sale restrictions after vesting and 956,000 options have post vesting sales restrictions.

3.	The stock options can be exercised prior to the earliest of the following dates:

a. 48 months from the vesting date.

b. 72 months from the date of grant.

c. 6 months following the grantee’s date of voluntary resignation or termination of employment other than due to death, disablement or retirement.

d. 1 year following the death of a grantee or termination due to disability or retirement.

4.	Post vesting sales restrictions are as below:

a. up to 50% of the shares are eligible to be sold since August 17, 2010 the completion date of our initial public offering;

b. up to 25% further of the shares may be sold on or after August 17, 2011, the date falling one year after the completion of our initial public offering; and

c. the remaining 25% of the shares may be sold on or after August 17, 2012, the date falling two years after the completion of our initial public offering.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise Price	Number of	Exercise Price	Number of
	(USD)	Options	(USD)	Options
Particulars	2010	2010	2011	2011

Outstanding at April 1	—	—	1.44	2,598,810
Forfeited and expired during the period	—	—	1.29	9,410
Granted during the period	1.41	2,703,810	—	—
Exercised during the period	0.71	105,000	1.22	1,079,213
Outstanding at March 31	1.44	2,598,810	1.59	1,510,187
Exercisable at March 31	1.55	2,318,800	1.76	1,300,187

The options outstanding at March 31, 2011 have an exercise price in the range of USD 0.4875 to USD 5.3940 (March 31, 2010: USD 0.0005 to USD 5.3940) and a weighted average contractual life of 2 years and 8 months (March 31, 2010: 3 years and 6 months).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inputs for Measurement of Grant Date Fair Values of MMT ESOP Plan

The grant date fair value of the options granted to employees was measured based on the Black-Scholes formula. Expected volatility is estimated by considering historical average share price volatility of the comparable companies. The inputs used in the measurement of the fair values of the option at the date of grant are summarized below:

Fair Value of Share Options and Assumptions

Weighted average share price (USD)	4.70
Weighted average exercise price (USD)	1.41
Expected volatility	51.19% - 61.0%
Expected term	2 - 5 years
Expected dividends	—
Risk-free interest rate	1.12% - 2.64%

7,837,191 options outstanding under 2006 ESOP plan were replaced with 1,367,800 options under MMT ESOP plan which resulted in modification of the 2006 ESOP plan as defined under IFRS 2, Share based Payment. On account of this modification, the Group has recognized USD 1,505,868 during the year ended March 31, 2010, as the incremental fair value as the difference between the fair value of MMT ESOP plan and that of the 2006 ESOP plan both estimated as at the date of the modification.

Further, the Group has recognized the unamortized cost of USD 539,259 during the year ended March 31, 2010, under the 2006 ESOP plan as the options were immediately vested.

Also, the Group has recognized USD 4,726,249 during the year ended March 31, 2010, as ESOP cost for 1,336,000 fresh options granted under the MMT ESOP plan.

During the year ended March 31, 2011, share based payment expense recognized under personnel expenses (refer note 8) is USD 527,285 (March 31, 2010: USD 6,771,376).

On July 22, 2010, the Group effected a 20-for-one share split which was approved by the shareholders, with respect to all ordinary and convertible and redeemable preference shares, as well as a 20-for-one adjustment with respect to the number of ordinary shares underlying share options. All share and per share data provided herein gives effect to this stock split, applied retroactively.

29)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2010	2011
	(in USD)

Other trade payables	13,987,959	13,159,344
Accrued expenses	6,420,798	6,892,467
Advance from customers	6,058,290	9,642,891

Total	26,467,047	29,694,702

Trade payables primarily include amount payable to airlines for cost of airline tickets.

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 5 and 31.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

30)	DEFERRED INCOME

	As at March 31
Particulars	2010	2011
	(in USD)

Global distribution system provider	2,255,435	—
Facilitation fee	411,760	—
Others	—	26,533

Total	2,667,195	26,533

Current	814,516	26,533
Non-current	1,852,679	—

Total	2,667,195	26,533

The Group requires the services of a Global Distribution system (“GDS”) provider for facilitating the booking of airline tickets on its website or other distribution channels. There are various GDS companies like Abacus, Amadeus, World span, Galileo etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which are recognized on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold over the term of the agreement and the balance amount has been recognized as deferred income.

31)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2010	2011
	(in USD)

Trade and other receivables	12,449,527	12,857,169
Term deposits	14,471,404	16,941,920
Cash and cash equivalents (except cash in hand)	9,224,727	51,574,678

Total	36,145,658	81,373,767

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2010	2011
	(in USD)

India	11,743,819	11,814,563
Others	705,708	1,042,606

Total	12,449,527	12,857,169

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

	As at March 31
Particulars	2010	2011
	(in USD)

Airlines	4,489,110	7,058,313
Retail customers	1,687,234	1,428,997
Corporate customers	2,532,935	1,961,528
Deposit with hotels	459,009	643,491
Term deposits with bank	14,471,404	16,941,920
Others	3,281,239	1,764,839

Total	26,920,931	29,799,089

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2010		2011
Particulars	Gross	Impairment	Gross	Impairment
	(in USD)

Not past due	22,831,282	—	27,662,679	—
Past due 0-30 days	1,493,968	—	737,496	—
Past due 30-120 days	2,552,160	1,622	1,614,040	257,292
More than one year	1,192,413	1,147,270	917,724	875,558

Total	28,069,823	1,148,892	30,931,939	1,132,850

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the Year Ended March 31
Particulars	2010	2011
	(in USD)

Balance at the beginning of the year	929,384	1,148,892
Provision for doubtful debts	37,943	424,512
Amounts written off against the allowance	—	(351,202)
Effects of movement in exchange rate	181,565	(89,352)
Balance at the end of the year	1,148,892	1,132,850

Allowance for doubtful debts mainly represents amount due from airlines, global distribution system provider and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2010

	Carrying	Contractual	6 Months				More than
Non-derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 months	1-2 years	2-5 years	5 years
	(in USD)

Convertible and redeemable preference shares**	40,759,654	(43,000,754)	—	—	—	—	—
Finance lease liabilities	92,732	(106,615)	(30,690)	(27,556)	(27,611)	(20,758)	—
Secured bank loans	114,512	(138,718)	(17,875)	(17,260)	(34,520)	(69,063)	—
Trade and other payables	20,408,757	(20,408,757)	(20,408,757)	—	—	—	—
Other current liabilities	554,170	(554,170)	(554,170)	—	—	—	—
Bank overdraft	3,996,066	(3,996,066)	(3,996,066)	—	—	—	—

Total	65,925,891	(68,205,080)	(25,007,558)	(44,816)	(62,131)	(89,821)	—

Notes: *	Represents undiscounted cash flows of interest and principal

**	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

	Carrying	Contractual	6 Months				More than
Derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 months	1-2 years	2-5 years	5 years
	(in USD)

Separable embedded derivative on convertible and redeemable preference shares*	48,382	—	—	—	—	—	—

Total	48,382	—	—	—	—	—	—

Notes: *	Convertible and redeemable preference shares are redeemable on demand at the option of the preference share holder.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As at March 31, 2011

	Carrying	Contractual	6 Months				More than
Non-derivative Financial Liabilities	Amount	Cash Flows*	or Less	6-12 months	1-2 years	2-5 years	5 years
	(in USD)

Finance lease liabilities	30,346	(34,929)	(7,465)	(6,823)	(13,325)	(7,316)	—
Secured bank loans	179,211	(205,671)	(27,431)	(32,176)	(63,945)	(82,119)	—
Trade and other payables	20,051,811	(20,051,811)	(20,051,811)	—	—	—	—
Other current liabilities	1,706,618	(1,706,618)	(1,706,618)	—	—	—	—
Bank overdraft	3,855,977	(3,855,977)	(3,855,977)	—	—	—	—

Total	25,823,963	(25,855,006)	(25,649,302)	(38,999)	(77,270)	(89,435)	—

Notes: *	Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group incurs foreign currency risk primarily in respect of revenue denominated in a currency other than the functional currency of the MakeMyTrip (India) Private Limited (Indian subsidiary), in which the transaction takes place. On a consolidated basis, the Group is primarily exposed to foreign currency fluctuations between the USD (presentation currency) and INR, being the functional currency of its Indian subsidiary. The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

	As at March 31
Particulars	2010	2011
	(in USD)

Trade and other receivables	6,782,945	3,567,671
Trade and other payables	(5,570,473)	(10,999,725)
Cash and cash equivalents	1,066,657	1,022,149

Net exposure	2,279,129	(6,409,905)

The following significant exchange rates applied during the year:

	Average Exchange Rate		Reporting Date Rate
USD	2010	2011	March 31, 2010	March 31, 2011

INR 1	0.0209	0.0218	0.0222	0.0221

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR as at March 31, 2010 would have decreased loss and as at March 31, 2011 would have decreased the profit by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the Year Ended March 31
Particulars	2010	2011
	(in USD)

10% strengthening of USD against INR	217,060	(610,467)

A 10% depreciation of the USD against INR as at March 31, 2010 and 2011 would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2010	2011
	(in USD)

Fixed rate instruments
Financial assets
Term deposits	14,471,404	16,941,920
Cash and cash equivalents	—	44,504,303
Financial liabilities
Convertible and redeemable preference shares	40,759,654	—
Finance lease liabilities	92,732	30,346
Secured bank loans	114,512	179,211

	55,438,302	61,655,780

Variable rate instruments
Financial liabilities
Bank overdraft	3,996,066	3,855,977

	3,996,066	3,855,977

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore a change in interest rates at the reporting date would not affect profit or loss.

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash Flow Sensitivity Analysis for Variable Rate Instruments

An increase of 100 basis points in interest rates at the reporting date would have increased loss as at March 31, 2010 and decreased profit as at March 31, 2011 by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis has been performed on the same basis for 2010.

Profit or Loss
(in USD)

March 31, 2010	(39,961)
March 31, 2011	(38,560)

A decrease of 100 basis points in the interest rates at the reporting date would have had equal but opposite effect on the amounts shown above, on the basis that all other variables remain constant.

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2010		As at March 31, 2011
	Carrying		Carrying
Particulars	Amount	Fair Value	Amount	Fair Value
	(in USD)

Assets carried at amortised cost
Trade and other receivables	12,449,527	12,449,527	12,857,169	12,857,169
Term deposits	14,471,404	14,471,404	16,941,920	16,941,920
Cash and cash equivalents	9,341,526	9,341,526	51,730,321	51,730,321

	36,262,457	36,262,457	81,529,410	81,529,410

Liabilities carried at fair value
Separable embedded derivative on convertible and redeemable preference shares	48,382	48,382	—	—

	48,382	48,382	—	—

Liabilities carried at amortized cost
Finance lease liabilities	92,732	92,732	30,346	30,346
Secured bank loans	114,512	114,512	179,211	179,211
Bank overdraft	3,996,066	3,996,066	3,855,977	3,855,977
Convertible and redeemable preference shares	40,759,654	40,759,654	—	—
Trade and other payables	20,408,757	20,408,757	20,051,811	20,051,811
Other current liabilities	554,170	554,170	1,706,618	1,706,618

	65,925,891	65,925,891	25,823,963	25,823,963

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2011
Particulars	Level 1	Level 2	Level 3	Total
(in USD)

Separable embedded derivative on convertible and redeemable preference shares	—	—	—	—
Convertible and redeemable preference shares	—	—	—	—

	As at March 31, 2010
Particulars	Level 1	Level 2	Level 3	Total
	(in USD)

Separable embedded derivative on convertible and redeemable preference shares	—	—	48,382	48,382
Convertible and redeemable preference shares	—	—	40,759,654	40,759,654

The basis for determining fair values is disclosed in note 4.

32)	OPERATING LEASES

Leases as lessee

Non cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2010	2011
	(in USD)

Less than one year	1,188,061	1,561,760
Between one and five years	4,685,954	5,807,590
More than five years	1,024,265	1,194,632

Total	6,898,280	8,563,982

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to nine years, with an option to renew the lease after that date. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2011, USD 1,394,969 was recognized as rent expense under other operating expense in profit or loss in respect of operating leases (March 31, 2010: USD 1,244,798).

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

33)	CONTINGENCIES

During the year ended March 31, 2009, a general industry wide inquiry was initiated by the Mumbai Zonal Unit of Directorate General of Excise Intelligence & Customs (regulatory authority) on various travel agencies across India with regard to compliance with service tax rules and regulations by travel companies in India. Pursuant to the audit conducted by the Service tax authorities, the Company has received a notice during the quarter ended September 30, 2010 with a demand of service tax on certain matters, some of which are industry wide issues and involve complex interpretation of law. Based on legal advice, the Company believes that it has a strong case in its favour and has filed an appropriate response in consultation with its legal advisor to the service tax authorities dated March 18, 2011. In view of the above, the Company believes that at present neither it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation nor a reliable estimate can be made of the amount of the obligation.

34)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on the capital account and not provided for (net of advances) aggregate USD 2,464,731 as at March 31, 2011 (March 31, 2010: USD 90,973).

35)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of relationships where control exists:

Nature of Relationship	Name of Related Parties

Holding Company (until August 17, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands

Related parties and nature of related party relationships:

Nature of Relationship	Name of Related Parties

Significant influence over the Company (with effect from August 18, 2010)	SB Asia Infrastructure Fund II, Limited Partnership, Cayman Islands
Key management personnel	Deep Kalra
Key management personnel	Keyur Joshi
Key management personnel	Sanjeev Bikhchandani (till February 19, 2010)
Key management personnel	Frederic Lalonde
Key management personnel	Philip Wolf
Party controlled by key management personnel	PhoCus Wright Inc.
Party controlled by key management personnel	Chandra Capital

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with Holding company:

	For the Year Ended March 31
Transactions	2009	2010	2011
	(in USD)

Issue of convertible and redeemable preference shares	6,243,555	—	—
Revenue from air ticketing	13,794	16,901	5,367

	As at March 31
Balance Outstanding	2010	2011
	(in USD)

Trade and other payables	7,746	—

Transactions with entity having significant influence over the Company:

	For the Year Ended March 31
Transactions	2009	2010	2011
	(in USD)

Revenue from air ticketing	—	—	17,075

	As at March 31
Balance Outstanding	2010	2011
	(in USD)

Trade and other payables	—	—

Transactions with party controlled by key management personnel:

	For the Year Ended March 31
Transactions	2009	2010	2011
		(in USD)

Revenue from air ticketing	—	—	4,560
Purchase of marketing services	18,322	19,300	25,100

	As at March 31
Balance Outstanding	2010	2011
	(in USD)

Trade and other payables	455	455
Trade and other receivables	—	37,077
Advance to vendor	—	8,000

MAKEMYTRIP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Transactions with Key Management Personnel:

Loans to Key Management Personnel

No unsecured loans were given within a period of 12 months. At March 31, 2011, the loan balance outstanding was USD Nil (March 31, 2010: 88,284, March 31, 2009: USD 44,234).

Key Management Personnel Compensation*

Key management personnel compensation comprised:

	For the Year Ended March 31
Particulars	2009	2010	2011
	(in USD)

Short-term employee benefits	327,282	208,428	473,592
Contribution to provident fund	12,332	11,920	19,687
Share based payment	32,247	1,880,398	—
Legal and professional	—	—	10,000

Total	371,861	2,100,746	503,279

Note: *	Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

36)	GROUP ENTITIES

Subsidiaries

	Country of	Ownership interest at March 31
Name of Subsidiaries	Incorporation	2010	2011

MakeMyTrip.com Inc	USA	100%	100%
MakeMyTrip (India) Private Limited	India	99.98%	99.99%

37)	SUBSEQUENT EVENTS

a)	On May 9, 2011, MakeMyTrip acquired an approximately 79% equity stake in Luxury Tours & Travel Pte Ltd (LTT) in accordance with the terms of the Share Purchase Agreement (SPA) with LTT and its existing shareholders dated February 9, 2011. MakeMyTrip has paid cash consideration of approximately USD 3 million, subject to working capital adjustment in accordance with the terms of the SPA. MakeMyTrip plans to invest approximately USD 0.75 million in one or more tranches until June 2012 for subscription of new equity shares to be issued by LTT.

MakeMyTrip will also acquire the remaining shares of LTT from the existing shareholders in cash, in three tranches, over a three year earn-out period ending June 2014. The earn-out will be based on valuation linked to future profitability of LTT.